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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q
/ /Form N-SAR

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                                                            SEC NO. 0-25482
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                                                            CUSIP NO. 294408109
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                 For Period Ended: June 30, 2000
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Equalnet Communications Corp.

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Former Name if Applicable

Equalnet Holdings Corp.

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Address of Principal Executive Office (Street and Number)

1250 Wood Branch Park Drive

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City, State and Zip Code

Houston, Texas 77079-1212

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report of Form 10-K for the fiscal year ended June 30, 2000 could not be filed on time because (a) the Company does not have independent auditors required to prepared the audited financial statements to be included in the From 10-K and (b) on August 9, 2000 the Company and its wholly-owned subsidiaries filed a voluntary petition for relief under chapter 11, title 11, of the United States Code in the United States Bankruptcy Court, Southern District of Texas, Houston Division ("Bankruptcy Court"). The current operating budget as approved by the Bankruptcy Court does not provide the Company with sufficient funds to retain the independent auditors to complete the Form 10-K for the fiscal of the Company ended June 30, 2000. The Company does not currently anticipate that it will be able to prepare and file a Form 10-K for the fiscal year ended June 30, 2000 prior to the approval of the plan of reorganization by Bankruptcy Court.

                     (ATTACH EXTRA SHEETS IF NECESSARY)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Bruce N. Shortt, Esq            281               529.4641
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Equalnet Communications Corp.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  September 28, 2000                     By /s/ Steven R. Fredrich
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                                                Name & Title: Steven R. Fredrich
                                                              CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either RULE 201 or RULE 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

Attachment in response to item (3)

The Company filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, on August 9, 2000 and the Company expects that on preparation and completion of its financial statements for its fiscal year ended June 30, 2000, such financial statements will reflect a significant change in the results of operations from the corresponding period. However, as of the date of this filing, the Company has not engaged independent auditors to prepare and audit its financial statements for such period and therefore it is impossible for the Company to provide any meaningful estimate of such change in its results of operations from the corresponding prior period.

The Company has submitted on September 12, 2000 a letter to the Securities Exchange Commission requesting that the staff not recommend any enforcement action against the Company if the Company implements, in lieu of periodic reports required under the Exchange Act of 1934, the modified reporting procedures described in that letter.